EXHIBIT 99.1

News Release

North American Construction Group Ltd. Announces
Results for the First Quarter Ended March 31, 2024
ACHESON, Alberta, May 1, 2024 - North American Construction Group Ltd. (“NACG”) (TSX:NOA/NYSE:NOA) today announced results for the first quarter ended March 31, 2024. Unless otherwise indicated, financial figures are expressed in Canadian dollars, and comparisons are to the prior period ended March 31, 2023.
First Quarter 2024 Highlights:
•Combined revenue of $345.7 million compared favorably to $322.3 million in the same period last year, is a first quarter record and reflected a second consecutive strong operational quarter from the Australian fleet of the MacKellar Group which was acquired on October 1, 2023.
•Reported revenue of $297.0 million, compared to $244.3 million in the same period last year, was primarily generated by strong equipment utilization in Australia but was offset by lower equipment operating hours in the oil sands region due to remobilizing and repositioning of the heavy equipment fleet.
•Our net share of revenue from equity consolidated joint ventures was $48.7 million in Q1 2024 and compared to $78.0 million in the same period last year as the prior period included significant project scopes related to the gold mine in Northern Ontario which was completed in Q3 2023.
•Adjusted EBITDA of $93.3 million and margin of 27.0% compared favorably to the prior period operating metrics of $84.6 million and 26.3%, respectively, as revenue increases drove higher gross EBITDA with margin improvements driven by operating performances in Australia.
•Combined gross profit of $62.2 million and margin of 18.0% compared favorably to the $55.9 million and 17.3% metrics posted in the same period last year. The margin increases reflect strategic diversification efforts as all growth segments contributed to posting a higher overall combined margin in the quarter.
•Cash flows generated from operating activities of $11.9 million was lower than the $31.8 million posted in the prior period as higher cash generation from the strong EBITDA was more than offset by the temporary impact of changes to working capital in the quarter.
•Free cash flow used in the quarter was $36.4 million. Free cash flow prior to working capital changes and joint venture cash management was over $20 million, resulting from strong revenues and margins offset by our front-loaded annual capital maintenance program.
•Net debt was $781.4 million at March 31, 2024, an increase of $58.0 million from December 31, 2023, as free cash flow usage required debt financing. The cash-related interest rate during the quarter on our debt was 9.1% due to Bank of Canada posted rates and the correlated impact on equipment financing rates.
•Additional highlights during the quarter: i) contractual backlog increased $294 million to over $3.0 billion for the first time in company history; ii) based on contractual volumes in Australia, transport of approximately 20 haul trucks commenced with commissioning expected in late Q3; ii) steady progress on the ERP implementation in Australia with a targeted go-live of September 1; and iii) the telematics project implemented operational tracking, which supplements maintenance monitoring, and began work on installations in Australia.
"Our first quarter performance was in line with our EBITDA guidance, slightly exceeding 20% of our annual estimate. Our operations teams continue working diligently to optimize the utilization of and returns on our heavy equipment assets through an increased bid pipeline overall and, more specifically, some fantastic Australian opportunities with long-term commitments and blue-chip customers,” said Joe Lambert, President and CEO.
"This year's quarterly results will vary significantly from historical averages with a ramp up from now to Q3 peak EBITDA and an expected approximate 45/55 split between first and second half of the year, but we remain confident and committed in delivering into our guidance range and setting ourselves up for improving utilization and return on our assets for many years to come.”

EXHIBIT 99.1

Consolidated Financial Highlights

	Three months ended
	March 31,
(dollars in thousands, except per share amounts)	2024	2023(iii)	Change
Revenue	$297,026	$244,329	$52,697
Cost of sales	199,795	166,844	32,951
Depreciation	43,941	36,385	7,556
Gross profit	$53,290	$41,100	$12,190
Gross profit margin(i)	17.9%	16.8%	1.1%
General and administrative expenses (excluding stock-based compensation)(i)	11,145	8,243	2,902
Stock-based compensation expense	3,608	5,936	(2,328)
Operating income	38,276	25,708	12,568
Interest expense, net	15,597	7,311	8,286
Net income	11,369	21,846	(10,477)

Adjusted EBITDA(i)	93,251	84,622	8,629
Adjusted EBITDA margin(i)(iii)	27.0%	26.3%	0.7%

Per share information
Basic net income per share	$0.43	$0.83	$(0.40)
Diluted net income per share	$0.39	$0.71	$(0.32)
Adjusted EPS(i)	$0.78	$0.96	$(0.18)
(i)See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
(iii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".

	Three months ended
	March 31,
(dollars in thousands)	2024	2023
Consolidated Statements of Cash Flows
Cash provided by operating activities	$11,866	$31,824
Cash used in investing activities	(56,733)	(40,917)
Effect of exchange rate on changes in cash	(2,368)	55
Add back of growth and non-cash items included in the above figures:
Growth capital additions(i)	19,607	—
Non-cash changes in fair value of contingent obligations	5,393	—
Capital additions financed by leases(i)	(14,156)	(17,020)
Free cash flow(i)	$(36,391)	$(26,058)
(i)See "Non-GAAP Financial Measures".
Declaration of Quarterly Dividend
On April 30th, 2024, the NACG Board of Directors declared a regular quarterly dividend (the “Dividend”) of ten Canadian cents ($0.10) per common share, payable to common shareholders of record at the close of business on May 31, 2024. The Dividend will be paid on July 5, 2024, and is an eligible dividend for Canadian income tax purposes.
2024 Sustainability Report
On May 1, 2024, we have released our 2024 Sustainability Report. This annual report provides our structured framework for environmental, social, and governance initiatives moving forward. This report allows stakeholders to measure progress in a variety of business areas with increasing rigor and metrics. The 2024 Sustainability Report is available for download on the company’s website at www.nacg.ca/about-us/sustainability.
Results for the Three Months Ended March 31, 2024
Revenue of $297.0 million represented a $52.7 million (or 22%) increase from Q1 2023 as a result of the acquisition of the MacKellar Group ("MacKellar"). Following the October 1, 2023 acquisition, MacKellar completed its second full quarter of revenue since the change in control and posted another strong quarter with top-line results in the first quarter of 2024 similar to that of the fourth quarter of 2023. Significant rainfall carried into January and early February and impacted MacKellar's top-line but, in general and like Q4 2023, the revenue achieved was consistent with acquisition expectations. The most significant mine sites for the MacKellar fleet remain the Carmichael and Middlemount mines, located in the Queensland region, which both provided strong contributions in the quarter.

EXHIBIT 99.1

Equipment utilization in the oil sands region, within the Heavy Equipment - Canada segment, of 53% drove a 30% quarter-over-quarter reduction in equipment related revenue from that region's heavy equipment fleet. Fleet remobilization and repositioning, primarily from the Fort Hills mine to the Millennium mine, in February and early March reduced productive operating hours and associated revenues. Offsetting these decreases, revenues generated in the quarter by DGI Trading Pty Ltd. ("DGI"), within the Heavy Equipment - Australia Segment, were higher than Q1 2023 reflecting strong international demand for used components and major parts required by heavy equipment fleets.
Combined revenue of $345.7 million represented a $23.4 million (or 7%) increase from Q1 2023. Our share of revenue generated in the quarter by joint ventures and affiliates was $48.7 million, compared to $78.0 million in Q1 2023 (a decrease of 38%) as the completion of the gold mine project in Northern Ontario was only partially offset by increases within the Fargo joint venture. The Fargo project progressed on schedule during the quarter with modest top-line revenue reflecting the expected impact of winter conditions on civil earth-moving scopes.
Adjusted EBITDA of $93.3 million was an increase of $8.6 million, or 10%, from the Q1 2023 result of $84.6 million, slightly better than the aforementioned combined revenue increase of 7% due to quarter-over-quarter margin improvements. Adjusted EBITDA margin of 27% was higher than Q1 2023 primarily due to margins posted by the MacKellar fleets which again exceeded 30% in the quarter. Continued rainfall in Queensland, Australia into January and February impacted margins in those months due to reduced operating hours but steady, effective operations in March provided for a strong overall quarter.
Margins in the Heavy Equipment - Canada segment were notably impacted by fixed and indirect costs incurred during remobilization efforts but benefited from a strong March as equipment was commissioned and usage stabilized. For the installed and mobilized heavy equipment fleet, favourable operating and haul road conditions, typical for the winter season, allowed for effective operation at the Millennium, Kearl and Fort Hills mines under primarily time and material and rental based contract structures.
Restructuring efforts within the Nuna Group of Companies were fully completed during the quarter. Newly installed leadership has brought an operational focus and redirected resources as required. The projects in Northern BC and the Northwest Territories were finalized and debrief sessions held with operational personnel to ensure lessons learned. Adjusted EBITDA margin of less than 10% illustrates project execution challenges with one-time charges removed to reflect operational performance in the quarter. Restructuring expenses incurred in the quarter relate primarily to severance costs and one-time expenses required to complete legacy projects.
Depreciation of our equipment fleet was 14.8% of revenue in the quarter, compared to 14.9% in Q1 2023. The Heavy Equipment - Canada fleet averaged approximately 19.5% of revenue due to remobilization efforts. This is offset by depreciation on the Heavy Equipment - Australia fleet, which averaged approximately 9.8% of revenue, largely driven by MacKellar depreciation of 10.5% of revenue in the quarter reflecting both productive operations in the quarter as well as the depreciation of fair market values allocated upon purchase. On a combined basis, depreciation averaged 13.9% of combined revenue in the quarter as the lower capital intensity in Fargo and Nuna joint ventures modestly reduced the ratio based on the MacKellar fleet's increasing prominence.
General and administrative expenses (excluding stock-based compensation) were $11.1 million, or 3.8% of revenue compared to $8.2 million, or 3.4% of revenue in Q1 2023. The acquisition of MacKellar did not impact the run rate expectation of administrative expenses being less than 4% of revenue.
Cash related interest expense incurred on our debt for the quarter was $13.5 million at an average cost of debt of 9.1%, compared to 6.7% in Q1 2023, as rate increases posted by the Bank of Canada directly impact our Credit Facility and have a delayed impact on the rates for secured equipment-backed financing.
Adjusted earnings per share ("EPS") of $0.78 and adjusted net earnings of $20.9 million were down 19% and 17% from the prior year figures of $0.96 and $25.3 million, respectively. The $4.4 million decrease in adjusted net earnings is due to the higher EBITDA and lower incomes taxes being more than offset by the higher interest and depreciation expenses associated with the debt assumed and fleet acquired upon acquisition of MacKellar.
Weighted-average common shares outstanding for the first quarters of 2024 and 2023 are comparable at 26,733,473 and 26,415,004, respectively, and were not a factor in the earnings per share variance.
Free cash flow was a use of cash of $36.4 million in the quarter primarily due to the consumption of $62.0 million by our working capital accounts. This working capital draw on cash is higher than Q1 2023 primarily due to the increased size of our business. Adjusted EBITDA generated $93.3 million and when factoring in sustaining capital additions ($59.9 million) and cash interest paid ($12.4 million), positive cash of $21.0 million was generated by the overall business in the quarter.

EXHIBIT 99.1

Business Updates
2024 Strategic Focus Areas
•Safety - now on an international basis, maintain our uncompromising commitment to health and safety while elevating the standard of excellence in the field;
•Execution - enhance equipment availability in Canada and Australia through in-house fleet maintenance, reliability programs, technical improvements, and management systems;
•Operational excellence - with a specific focus on Nuna Group of Companies, put into action practical and experienced-based protocols to ensure predictable high-quality project execution;
•Integration - implement ERP and best practices at MacKellar, including identification of opportunities to better utilize our capital and equipment in Australia;
•Diversification - pursue diversification of customers and resources through strategic partnerships, industry expertise and investment in Indigenous joint ventures; and
•Sustainability - further develop and deliver into our environmental, social, and governance targets as disclosed and committed to in our annual reporting.
Liquidity
Our current liquidity positions us well moving forward to fund organic growth and the required correlated working capital investments. Including equipment financing availability and factoring in the amended Credit Facility agreement, total available capital liquidity of $236.3 million includes total liquidity of $158.1 million and $62.1 million of unused finance lease borrowing availability as at March 31, 2024. Liquidity is primarily provided by the terms of our $474.3 million credit facility which allows for funds availability based on a trailing twelve-month EBITDA as defined in the agreement, and is now scheduled to expire in October, 2025.

	March 31, 2024	December 31, 2023
Cash	$80,095	$88,614
Credit Facility borrowing limit	474,260	478,022
Credit Facility drawn	(364,260)	(317,488)
Letters of credit outstanding	(32,045)	(31,272)
Cash liquidity(i)	$158,050	$217,876
Finance lease borrowing limit	350,000	350,000
Other debt borrowing limit	20,000	20,000
Equipment financing drawn	(220,187)	(220,466)
Guarantees provided to joint ventures	(71,600)	(74,831)
Total capital liquidity(i)	$236,263	$292,579
(i)See "Non-GAAP Financial Measures".
NACG’s outlook for 2024
The following table provides projected key measures for 2024. These measures are predicated on contracts currently in place, including expected renewals, and the heavy equipment fleet that we own and operate.

Key measures	2024
Combined revenue(i)	$1.5 - $1.7B
Adjusted EBITDA(i)	$430 - $470M
Sustaining capital(i)	$170 - $190M
Adjusted EPS(i)	$4.25 - $4.75
Free cash flow(i)	$160 - $185M

Capital allocation
Growth spending(i)	$55 - $70M
Net debt leverage(i)	Targeting 1.5x
(i)See “Non-GAAP Financial Measures”.

EXHIBIT 99.1

Conference Call and Webcast
Management will hold a conference call and webcast to discuss our financial results for the quarter ended March 31, 2024, tomorrow, Thursday, May 2, 2024, at 7:00 am Mountain Time (9:00 am Eastern Time).
The call can be accessed by dialing:
Toll free: 1-800-717-1738
Conference ID: 92465
A replay will be available through June 3, 2024, by dialing:
Toll Free: 1-888-660-6264
Conference ID: 92465
Playback Passcode: 92465
The Q1 2024 earnings presentation for the webcast will be available for download on the company’s website at www.nacg.ca/presentations/
The live presentation and webcast can be accessed at:
https://onlinexperiences.com/scripts/Server.nxp?LASCmd=AI:4;F:QS!10100&ShowUUID=5DF3A66F-12FD-4BC4-8373-963E91AC2F77
A replay will be available until June 3, 2024, using the link provided.
Basis of Presentation
We have prepared our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP"). Unless otherwise specified, all dollar amounts discussed are in Canadian dollars. Please see the Management’s Discussion and Analysis (“MD&A”) for the quarter ended March 31, 2024, for further detail on the matters discussed in this release. In addition to the MD&A, please reference the dedicated Q1 2024 Results Presentation for more information on our results and projections which can be found on our website under Investors - Presentations.
Change in significant accounting policy - Basis of presentation
During the first quarter of 2024, we changed our accounting policy for the elimination of our proportionate share of profit from downstream sales to affiliates and joint ventures to record through equity earnings in affiliates and joint ventures on the Consolidated Statements of Operations and Comprehensive Income. Prior to this change, we eliminated our proportionate share of profit on downstream sales to affiliates and joint ventures through revenue and cost of sales. The change in accounting policy simplifies the presentation for downstream profit eliminations and has no cumulative impact on retained earnings. We have accounted for the change retrospectively in accordance with the requirements of US GAAP Accounting Standards Codification ("ASC") 250 by restating the comparative period. For details of retrospective changes, refer to note 16 in the Financial Statements.
Forward-Looking Information
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “anticipate”, “believe”, “expect”, “should” or similar expressions.
The material factors or assumptions used to develop the above forward-looking statements include, and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the MD&A for the three months ended March 31, 2024. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedarplus.com.

EXHIBIT 99.1

Non-GAAP Financial Measures
This press release presents certain non-GAAP financial measures because management believes that they may be useful to investors in analyzing our business performance, leverage and liquidity. The non-GAAP financial measures we present include "adjusted EBIT", "adjusted EBITDA", "adjusted EBITDA margin", "adjusted EPS", "adjusted net earnings", "capital additions", "capital work in progress", "cash provided by operating activities prior to change in working capital", "combined gross profit", "combined gross profit margin", "equity investment EBIT", "free cash flow", "general and administrative expenses (excluding stock-based compensation)", "gross profit margin", "growth capital", "margin", "net debt", "sustaining capital", "total capital liquidity", "total combined revenue", and "total debt". A non-GAAP financial measure is defined by relevant regulatory authorities as a numerical measure of an issuer's historical or future financial performance, financial position or cash flow that is not specified, defined or determined under the issuer’s GAAP and that is not presented in an issuer’s financial statements. These non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Each non-GAAP financial measure used in this press release is defined and reconciled to its most directly comparable GAAP measure in the "Non-GAAP Financial Measures" section of our Management’s Discussion and Analysis filed concurrently with this press release.
Reconciliation of total reported revenue to total combined revenue

	Three months ended
	March 31,
(dollars in thousands)	2024	2023(ii)
Revenue from wholly-owned entities per financial statements	$297,026	$244,329
Share of revenue from investments in affiliates and joint ventures	125,838	189,485
Elimination of joint venture subcontract revenue	(77,151)	(111,473)
Total combined revenue(i)	$345,713	$322,341
(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".

Reconciliation of reported gross profit to combined gross profit

	Three months ended
	March 31,
(dollars in thousands)	2024	2023(ii)
Gross profit from wholly-owned entities per financial statements	$53,290	$41,100
Share of gross profit from investments in affiliates and joint ventures	8,935	14,819
Combined gross profit(i)	$62,225	$55,919

(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".

EXHIBIT 99.1

Reconciliation of net income to adjusted net earnings, adjusted EBIT and adjusted EBITDA

	Three months ended
	March 31,
(dollars in thousands)	2024	2023
Net income	$11,369	$21,846
Adjustments:
Loss on disposal of property, plant and equipment	261	1,213
Stock-based compensation expense	3,608	5,936
Change in fair value of contingent obligations	1,438	—
Restructuring costs	4,517	—
Gain on derivative financial instruments	—	(2,509)
Net unrealized loss on derivative financial instruments included in equity earnings in affiliates and joint ventures	1,954	434
Tax effect of the above items	(2,260)	(1,644)
Adjusted net earnings(i)	20,887	25,276
Adjustments:
Tax effect of the above items	2,260	1,644
Amortization of fair value of contingent obligations	3,955	—
Interest expense, net	15,597	7,311
Income tax expense	4,405	8,402
Equity loss (earnings) in affiliates and joint ventures(i)(iii)	1,512	(9,342)
Equity investment EBIT(i)(iii)	(3,768)	9,783
Adjusted EBIT(i)	44,848	43,074
Adjustments:
Depreciation and amortization	44,241	36,691
Equity investment depreciation and amortization	4,162	4,857
Adjusted EBITDA(i)	$93,251	$84,622
Adjusted EBITDA margin(ii)	27.0%	26.3%
(i)See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
(iii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".

Reconciliation of equity earnings in affiliates and joint ventures to equity investment EBIT

	Three months ended
	March 31,
(dollars in thousands)	2024	2023(ii)
Equity (loss) earnings in affiliates and joint ventures	$(1,512)	$9,342
Adjustments:
Interest (income) expense, net	(573)	357
Income tax (benefit) expense	(1,508)	124
Gain on disposal of property, plant and equipment	(175)	(40)
Equity investment EBIT(i)	$(3,768)	$9,783
(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
About the Company
North American Construction Group Ltd. is a premier provider of heavy civil construction and mining services in Canada, the U.S. and Australia. For 70 years, NACG has provided services to the mining, resource and infrastructure construction markets.
For further information contact:
Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
(780) 960-7171
IR@nacg.ca
www.nacg.ca

EXHIBIT 99.1

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	March 31, 2024	December 31, 2023
Assets
Current assets
Cash	$80,095	$88,614
Accounts receivable	138,451	97,855
Contract assets	15,874	35,027
Inventories	68,876	64,962
Prepaid expenses and deposits	7,946	7,402
Assets held for sale	1,257	1,340
	312,499	295,200
Property, plant and equipment, net of accumulated depreciation of $442,247 (December 31, 2023 – $423,345)	1,165,183	1,142,946
Operating lease right-of-use assets	14,402	12,782
Intangible assets	7,614	6,971
Investments in affiliates and joint ventures	74,498	81,435
Other assets	6,015	7,144
Total assets	$1,580,211	$1,546,478
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	$124,017	$146,190
Accrued liabilities	61,502	72,225
Contract liabilities	1,366	59
Current portion of long-term debt	84,178	81,306
Current portion of contingent obligations	27,258	22,501
Current portion of operating lease liabilities	1,891	1,742
	300,212	324,023
Long-term debt	654,953	611,313
Long-term portion of contingent obligations	91,834	93,356
Operating lease liabilities	12,868	11,307
Other long-term obligations	45,738	41,001
Deferred tax liabilities	108,661	108,824
	1,214,266	1,189,824
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – March 31, 2024 - 27,827,282 (December 31, 2023 – 27,827,282))	229,455	229,455
Treasury shares (March 31, 2024 - 1,094,163 (December 31, 2023 - 1,090,187))	(16,277)	(16,165)
Additional paid-in capital	22,140	20,739
Retained earnings	131,727	123,032
Accumulated other comprehensive income	(1,100)	(407)
Shareholders' equity	365,945	356,654
Total liabilities and shareholders’ equity	$1,580,211	$1,546,478

EXHIBIT 99.1

Interim Consolidated Statements of Operations and
Comprehensive Income
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

	Three months ended
	March 31,
	2024	2023(i)
Revenue	$297,026	$244,329
Cost of sales	199,795	166,844
Depreciation	43,941	36,385
Gross profit	53,290	41,100
General and administrative expenses	14,753	14,179
Loss on disposal of property, plant and equipment	261	1,213
Operating income	38,276	25,708
Equity loss (earnings) in affiliates and joint ventures	1,512	(9,342)
Interest expense, net	15,597	7,311
Change in fair value of contingent obligations	5,393	—
Gain on derivative financial instruments	—	(2,509)
Income before income taxes	15,774	30,248
Current income tax expense	4,234	1,136
Deferred income tax expense	171	7,266
Net income	$11,369	$21,846
Other comprehensive income
Unrealized foreign currency translation loss (gain)	693	(55)
Comprehensive income	$10,676	$21,901
Per share information
Basic net income per share	$0.43	$0.83
Diluted net income per share	$0.39	$0.71

(i)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".